Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”) is effective as of July 20, 2017 among Bank First National Corporation, a Wisconsin corporation (“Buyer”), BFNC Merger Sub, LLC, a Wisconsin limited liability company of which Buyer is the sole member (“Merger Sub”), and Waupaca Bancorporation, Inc., a Wisconsin corporation (“Seller”).

WHEREAS, Buyer, Merger Sub and Seller are party to that certain Agreement and Plan of Merger, dated as of May 11, 2017 (the “Merger Agreement”); and

WHEREAS, none of the parties is aware of any material breach of the Merger Agreement by any other party, and the parties wish to proceed with efforts to consummate the transactions contemplated by the Merger Agreement; and

WHEREAS, in connection with those efforts, the parties wish to amend the Merger Agreement as set forth in this First Amendment pursuant to Section 12.5 of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants set forth in this First Amendment, the parties agree as follows:

1.           Amendments.

(a)          Section 1.2 of the Merger Agreement is amended and restated in its entirety as follows:

“Unless this Agreement shall have been terminated pursuant to Section 11.1, the closing for the Merger (the “Closing”) shall take place at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309, at 10:00 a.m. (Eastern Time) on the later of (i) the tenth (10th) business day following the satisfaction or waiver in accordance with this Agreement of all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), (ii) October 27, 2017, provided that all of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) are satisfied or waived in accordance with this Agreement as of such date, or (iii) at such other time and date as may be mutually agreed upon by Buyer and Seller. The date on which the Closing actually occurs is referred to as the “Closing Date.””

(b)          As used in the Merger Agreement, the Seller Note shall be deemed to refer to the $1.6 million note issued by Mr. Archie Overby with amounts due to (i) First National Bank prior to the consummation of the transactions contemplated by the Merger Agreement and (ii) the Surviving Subsidiary (as successor in interest) after the consummation of the transactions contemplated by the Merger Agreement. When used in the context of amounts collected, or sought to be collected, under the Seller Note, references in the Merger Agreement to Buyer shall be deemed to refer to Buyer and the Surviving Subsidiary collectively.

(c)          Buyer and Merger Sub agree that, if the aggregate payment for the extended reporting period for Seller’s primary and excess directors and officers and fiduciary liability insurance coverage described in Section 8.12(b) of the Merger Agreement will exceed the Maximum Amount (as defined therein), Seller shall have the right (but not the obligation) to pay the excess amount in order to secure (when coupled with Buyer’s payment) the described insurance coverage without an adjustment adverse to Seller. If Seller has incurred but not paid such excess amount as of the Closing, then such excess amount shall be included in the calculation of transaction expenses used to determine the Closing Net Worth if such excess amount is not otherwise reflected in the calculation of the Closing Net Worth.

(d)          Section 8.2 of the Merger Agreement is amended and restated in its entirety as follows:

“Buyer shall cause the issuance of the shares of Buyer Common Stock to the Reg D Holders under Article 3 of this Agreement to be exempt from registration under Section 4(2) of the Securities Act, including, but not limited to, by providing all information in the Proxy Statement that Buyer in its good-faith believes, after discussions with Seller, is necessary to qualify for such an exemption. Seller shall cooperate with Buyer in connection therewith.”

(e)          Section 8.13(a) of the Merger Agreement is amended and restated in its entirety as follows:

“Beginning on May 31, 2017 and ending on July 31, 2017, within seven (7) business days of the end of each calendar month, Seller shall prepare a sample calculation of the projected Closing Net Worth as of the end of such calendar month and provide such sample calculation to Buyer for the Parties to discuss in good faith. Not less than seven (7) business days prior to the date originally established as the Closing Date, Seller shall provide Buyer with a calculation of the Closing Net Worth (the “Closing Net Worth Statement”) with such reasonable detail as shall allow Buyer to evaluate the accuracy of such calculation..

(f)           Section 8.14 of the Merger Agreement is amended and restated in its entirety as follows:

“Buyer and Bank First National shall take all action necessary to appoint, after consultation with Seller and effective immediately following the Effective Time, one member of the Seller’s Board of Directors as chosen by Buyer, or such other individual as Buyer and Seller mutually agree in writing, to serve as a director on Bank First National’s board of directors (“Buyer Bank Director”). In addition, Buyer shall take all action necessary to nominate the Buyer Bank Director to Buyer’s board of directors at Buyer’s next annual meeting following the Effective Time, including, but not limited to, including the individual as a person nominated as a member of Buyer’s board of directors in Buyer’s proxy statement for such annual meeting and recommending to Buyer’s shareholders that they approve the nomination of the Buyer Bank Director to Buyer’s board of directors.”

(g)          The definition of “Closing Net Worth” in Section 12.1(b) of the Merger Agreement is amended and restated in its entirety as follows:

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“Closing Net Worth” means the total stockholders’ equity of Seller, calculated in accordance with GAAP consistently applied by Seller as of August 31, 2017, less the actual amount of the transaction expenses of the type disclosed in Section 5.35 of the Seller Disclosure Memorandum that Seller has incurred but not paid as of the Closing if such expenses are not otherwise reflected in the calculation of the Closing Net Worth. Notwithstanding the foregoing, the Closing Net Worth may be adjusted upon the mutual agreement of the Parties, provided such adjustment shall be memorialized in a writing signed by the Parties.”

2.           Conflicting Provisions. Notwithstanding anything to the contrary in this First Amendment or the Merger Agreement, if any provision of this First Amendment contradicts or otherwise conflicts with any provision of the Merger Agreement, then the provisions of this First Amendment shall control.

3.           Entire Agreement. This First Amendment supersedes all prior agreements, and constitutes a complete and exclusive statement of the terms of the agreement, among the parties with respect to its subject matter. There are no agreements, representations or warranties among the parties relating to the subject matter of this First Amendment other than those set forth or provided for in this First Amendment. Except as otherwise contemplated by this First Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this First Amendment to Agreement and Plan of Merger effective as of the day and year first written above.

BANK FIRST NATIONAL CORPORATION
(BUYER)

By:	/s/ Michael B. Molepske
Name: Michael B. Molepske
Title: President and Chief Executive Officer

BFNC MERGER SUB, LLC
(MERGER SUB)

By:	Bank First National Corporation, Sole Member

By:	/s/ Michael B. Molepske
Name: Michael B. Molepske
Title: President and Chief Executive Officer

WAUPACA BANCORPORATION, INC.
(Seller)

By:	/s/ Donald Sorenson
Name: Donald Sorenson
Title: Chief Executive Officer

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